UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X             Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Exercise of Early Redemption Option of Convertible Notes Due 2007

1.	Details of securities acquired:

A.	Type of securities: convertible notes due 2007.

B.	Date of issuance: January 4, 2002.

C.	Method of issuance: 144A/Regulation S offering, followed by SEC registration pursuant to registration rights agreement.

D.	Conversion price: Won 58,963.

E.	Maturity date: January 4, 2007.

2.	Acquisition cost: $1,115,105,000.

A.	Total face value amount of acquired notes: $1,115,105,000.

B.	Exchange rate: Won 1,037.10 per dollar.

C.	Acquisition date: January 4, 2005.

3.	Face value of remaining notes after acquisition: $11,245,000.

4.	Reason for acquisition: exercise of early redemption option by the company.

5.	Source of acquisition: funds from reserve and issuance of convertible notes.

6.	Others: acquisition date is based on Eastern Standard Time (New York City).

7.	Date of relevant prior disclosure: November 8, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 5, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director